Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-190025

PROSPECTUS

ConAgra Foods, Inc.

Offer to Exchange up to $282,741,000 Aggregate Principal Amount of Newly Issued 4.950% Notes due 2020	Offer to Exchange up to $433,275,000 Aggregate Principal Amount of Newly Issued 6.625% Notes due 2039
For	For
a Like Principal Amount of Outstanding Restricted 4.950% Notes due 2020 Issued on January 31, 2013	a Like Principal Amount of Outstanding Restricted 6.625% Notes due 2039 Issued on January 31, 2013

On January 31, 2013, we issued $282,741,000 aggregate principal amount of 4.950% Notes due 2020 and $433,275,000 aggregate principal amount of 6.625% Notes due 2039 in private placements. We refer to these Notes collectively as the Original Notes.

We are offering to exchange up to $282,741,000 aggregate principal amount of new 4.950% Notes due 2020 and up to $433,275,000 aggregate principal amount of new 6.625% Notes due 2039, which we refer to collectively as the Exchange Notes, for our outstanding 4.950% Notes due 2020 and 6.625% Notes due 2039, respectively. We refer to these offers to exchange as the Exchange Offers. The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, which we refer to as the Securities Act, and the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be part of the same series of corresponding Original Notes and issued under the same base indenture. The Exchange Notes will be exchanged for Original Notes of the corresponding series in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offers.

You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offers.

The Exchange Offers expire at 5:00 p.m. New York City time on October 3, 2013, unless extended, which we refer to as the Expiration Date.

We do not intend to list the Exchange Notes on any securities exchange or to seek approval through any automated quotation system, and no active public market for the Exchange Notes is anticipated.

You should carefully consider the risk factors beginning on page 11 of this prospectus before deciding whether to participate in the Exchange Offers.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2013

This prospectus may only be used where it is legal to make the Exchange Offers and by a broker-dealer for resales of Exchange Notes acquired in the Exchange Offers where it is legal to do so.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the SEC, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: ConAgra Foods, Inc., One ConAgra Drive, Omaha, Nebraska 68102-5001, Attention: Corporate Secretary, Telephone: (402) 240-4000. In order to receive timely delivery of any requested documents in advance of the Expiration Date, you should make your request no later than September 26, 2013, which is five full business days before you must make a decision regarding the Exchange Offers.

In making a decision regarding the Exchange Offers, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

None of ConAgra Foods, the exchange agent or any affiliate of any of them makes any recommendation as to whether or not holders of Original Notes should exchange their Original Notes for Exchange Notes in response to the Exchange Offers.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Neither the delivery of this prospectus nor any exchange made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless otherwise indicated, the terms “Company,” “issuer,” “ConAgra Foods,” “us,” “we” and “our” refer to ConAgra Foods, Inc. and its consolidated subsidiaries.

i

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where the Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own or have the right to use include the ConAgra Foods name. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current views and assumptions of future events and financial performance and are subject to uncertainty and changes in circumstances. Readers of this prospectus should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this prospectus. These forward-looking statements include, among others, statements regarding expectations about future business plans, prospective performance and opportunities and regulatory approvals. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in or by such forward-looking statements. In addition to the risk factors described in this prospectus under “Risk Factors,” as well as in documents incorporated by reference into this prospectus statement, important factors that could cause our actual results to differ materially from those in forward-looking statements include, among others:

•	our ability to realize the synergies and benefits contemplated by the acquisition of Ralcorp Holdings, Inc., or Ralcorp, and our ability to promptly and effectively integrate the business of Ralcorp;

•

the timing to consummate the potential joint venture combining the flour milling businesses of ConAgra Foods, Cargill, Incorporated, or Cargill, and CHS Inc., or CHS, and our ability to realize synergies and benefits contemplated by the potential joint venture;

•	availability and prices of raw materials, including any negative effects caused by inflation or adverse weather conditions;

•	the effectiveness of our product pricing, including any pricing actions and promotional changes;

•	future economic circumstances;

•	industry conditions;

•	our ability to execute our operating and restructuring plans;

•	the success of our innovation, marketing, including increased marketing investments, and cost-saving initiatives;

•	the competitive environment and related market conditions;

•	operating efficiencies;

•	the ultimate impact of any product recalls;

•	access to capital;

•	actions of governments and regulatory factors affecting our businesses, including the Patient Protection and Affordable Care Act;

•	the amount and timing of repurchases of our common stock and debt, if any; and

•	other risks described in our reports filed with the SEC, including our most recent Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

The forward-looking statements in this prospectus and in the documents incorporated by reference speak only as of the date of the document in which the forward-looking statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the Public Reference Room. You may also inspect our SEC reports and other information at our web site at http://www.conagrafoods.com. We do not intend for information contained in our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended May 26, 2013; and

•	our Current Reports on Form 8-K filed on January 3, 2013, July 19, 2013 and August 21, 2013.

We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of this registration statement of which this prospectus forms a part, prior to the effectiveness of the registration statement, and (2) after the date of this prospectus until the Exchange Offers have been completed. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address or telephone number:

ConAgra Foods, Inc.

One ConAgra Drive

Omaha, Nebraska 68102-5001

Attention: Corporate Secretary

Telephone: (402) 240-4000

SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the Exchange Notes and the consolidated financial statements and the related notes incorporated by reference into this prospectus. You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” in this prospectus before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Except as otherwise indicated or unless the context otherwise requires, the term “Notes” refers collectively to the Original Notes and the Exchange Notes.

ConAgra Foods

We are one of North America’s largest packaged food companies. Our balanced portfolio includes consumer brands found in 97% of America’s households, the largest private brand packaged food business in North America and a strong commercial and foodservice business. Consumers can find recognized brands such as Banquet®, Chef Boyardee®, Egg Beaters®, Healthy Choice®, Hebrew National®, Hunt’s®, Marie Callender’s®, Odom’s Tennessee Pride®, Orville Redenbacher’s®, PAM®, Peter Pan®, Reddi-wip®, Slim Jim®, Snack Pack® and many other ConAgra Foods brands and products, along with food sold by ConAgra Foods under private brands, in grocery, convenience, mass merchandise, club stores and drugstores. We also have a strong commercial foods presence, supplying frozen potato and sweet potato products, as well as other vegetable, spice, bakery and grain products to a variety of well-known restaurants, foodservice operators and commercial customers.

Reporting Segments

We report our operations in four reporting segments: Consumer Foods, Commercial Foods, Ralcorp Food Group and Ralcorp Frozen Bakery Products. In the first quarter of fiscal 2013, we revised the manner in which sales of grain within our Commercial Foods segment are recognized. As a result, segment results of the prior periods have been revised to reflect these changes.

Consumer Foods

Our Consumer Foods reporting segment includes branded, private brand and customized food products which are sold in various retail and foodservice channels, principally in North America. The products include a variety of categories (meals, entrees, condiments, sides, snacks and desserts) across frozen, refrigerated and shelf-stable temperature classes.

Commercial Foods

Our Commercial Foods reporting segment includes commercially branded foods and ingredients, which are sold principally to foodservice, food manufacturing and industrial customers. The segment’s primary products include: specialty potato products, milled grain ingredients, and a variety of vegetable products, seasonings, blends, and flavors, which are sold under brands such as ConAgra Mills®, Lamb Weston® and Spicetec Flavors & Seasonings®.

Ralcorp Food Group

Our Ralcorp Food Group reporting segment principally includes private brand food products that are sold in various retail and foodservice channels, primarily in North America. The products include a variety of categories including cereal products; snacks, sauces, and spreads; and pasta.

Ralcorp Frozen Bakery Products

Our Ralcorp Frozen Bakery Products reporting segment principally includes private brand frozen bakery products that are sold in various retail and foodservice channels, primarily in North America. The segment’s primary products include: frozen griddle products, including pancakes, waffles, and French toast; frozen biscuits and other frozen pre-baked products such as breads and rolls; and frozen and refrigerated dough products.

The Acquisition

On January 29, 2013, we completed our previously announced acquisition of Ralcorp, which is now a wholly-owned subsidiary of ConAgra Foods. We refer to this acquisition as the Acquisition. Pursuant to the Agreement and Plan of Merger dated as of November 26, 2012 among Ralcorp, ConAgra Foods, and Phoenix Acquisition Sub Inc., a wholly-owned subsidiary of ConAgra Foods, we agreed to acquire Ralcorp for $90.00 in cash per share of Ralcorp common stock. The closing of the transaction followed the approval of the Acquisition by Ralcorp’s shareholders on January 29, 2013, and the receipt of all required regulatory approvals. The total amount of consideration paid in connection with the Acquisition was approximately $5.07 billion ($4.75 billion, net of cash acquired) plus assumed liabilities. We funded the Acquisition consideration with existing cash on hand, borrowings under a new term loan facility and proceeds from the issuance of new senior notes and common stock.

Corporate Information

We were initially incorporated as a Nebraska corporation in 1919 and were reincorporated as a Delaware corporation in December 1975. Our principal executive offices are located at One ConAgra Drive, Omaha, NE 68102-5001 and our main telephone number is (402) 240-4000. Our website is www.conagrafoods.com. Information contained on or accessible through our website is not a part of this prospectus, other than documents that we file with the SEC and incorporate by reference into this prospectus. For additional information concerning ConAgra Foods, please see our most recent Annual Report on Form 10-K and our other filings with the SEC, which are incorporated by reference into this document. See “Where You Can Find More Information.”

The Exchange Offers

The Exchange Offers	We are offering to exchange up to (i) $282,741,000 aggregate principal amount of our new 4.950% Notes due 2020, which we refer to as the New 2020 Notes, for an equal principal amount of our outstanding 4.950% Notes due 2020, which we refer to as the Original 2020 Notes, and (ii) $433,275,000 aggregate principle amount of our new 6.625% Notes due 2039, which we refer to as the New 2039 Notes, for an equal principal amount of our outstanding 6.625% Notes due 2039, which we refer to as the Original 2039 Notes. The Original Notes were issued on January 31, 2013. The terms of each series of Exchange Notes are identical to those of the corresponding series of Original Notes in all material respects (except for references to certain additional interest rate provisions, restrictions on transfers and restrictive legends). Each series of Exchange Notes will be of the same class as the corresponding series of outstanding Original Notes. Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offers.

Purpose of the Exchange Offers	The Exchange Notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the Original Notes. After the Exchange Offers are complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any outstanding Original Notes that you do not exchange or to pay you the additional interest we agreed to pay to holders of Original Notes if we failed to timely complete the Exchange Offers.

Expiration Date; Withdrawal of Tenders; Return of Original Notes Not Accepted for Exchange	The Exchange Offers will expire at 5:00 p.m., New York City time, on October 3, 2013, or on a later date and time to which we extend it. We refer to such time and date as the Expiration Date. Tenders of Original Notes in the Exchange Offers may be withdrawn at any time prior to the Expiration Date. We will exchange the Exchange Notes for validly tendered Original Notes promptly following the Expiration Date. We refer to such date of exchange as the Exchange Date. Any Original Notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the Exchange Offers.

Procedures for Tendering Original Notes

Each holder of Original Notes wishing to participate in the Exchange Offers must follow procedures of DTC’s Automated Tender Offer Program, or ATOP, subject to the terms and procedures of that program. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your Original Notes; and

•	you agree to be bound by the terms of the letter of transmittal.

See “The Exchange Offers—Procedures for Tendering.”

Consequences of Failure to Exchange the Original Notes	You will continue to hold Original Notes, which will remain subject to their existing transfer restrictions, if you do not validly tender your Original Notes or you tender your Original Notes and they are not accepted for exchange. With some limited exceptions, we will have no obligation to register the Original Notes after we consummate the Exchange Offers. See “The Exchange Offers—Terms of the Exchange Offers” and “The Exchange Offers—Consequences of Failure To Exchange.”

Conditions to the Exchange Offers	The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of either series being tendered or accepted for exchange. The Exchange Offers are subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary.

Exchange Agent	The Bank of New York Mellon.

United States Federal Income Tax Considerations	Your exchange of an Original Note for an Exchange Note of the corresponding series will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “U.S. Federal Income Tax Considerations.”

Risk Factors	You should consider carefully the risk factors beginning on page 11 of this prospectus before deciding whether to participate in the Exchange Offers.

The Exchange Notes

The following is a brief summary of the principal terms of the Exchange Notes. The terms of each series of Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except that certain additional interest rate provisions, restrictions on transfers and restrictive legends relating to the Original Notes will not apply to the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the terms of the Exchange Notes, see “Description of Notes.”

Issuer	ConAgra Foods, Inc., a Delaware corporation.

Securities Offered	Up to $716,016,000 aggregate principal amount of Exchange Notes, consisting of up to $282,741,000 aggregate principal amount of 4.950% Notes due 2020 and up to $433,275,000 aggregate principal amount of 6.625% Notes due 2039. The Exchange Notes offered hereby will be of the same class as the Original Notes.

Maturity Dates	The New 2020 Notes will mature on August 15, 2020 and the New 2039 Notes will mature on August 15, 2039.

Interest Payment Dates	We will pay interest on the New 2020 Notes on February 15 and August 15 of each year, commencing on August 15, 2013. We will pay interest on the New 2039 Notes on February 15 and August 15 of each year, commencing on August 15, 2013.

Interest Rates	The New 2020 Notes will bear interest at 4.950% per year and the New 2039 Notes will bear interest at 6.625% per year.

Optional Redemption	We may redeem the Notes of both series, in whole or in part, at any time and from time to time at the applicable redemption price described herein under the caption “Description of Notes—Optional Redemption.”

Change of Control Offer	If we experience a “Change of Control Triggering Event” (as defined in “Description of Notes—Change of Control Offer”), we will be required, unless we have exercised our option to redeem the Notes of the applicable series, to offer to purchase the Notes of the applicable series at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase. See “Description of Notes—Change of Control Offer.”

Certain Covenants	The Indenture (as defined herein) governing the Notes contains certain restrictions, including a limitation that restricts our ability and the ability of certain of our subsidiaries to create or incur secured debt. Certain sale and leaseback transactions are similarly limited. See “Description of Notes—Certain Covenants.”

Ranking	The Notes will be our senior unsecured obligations, will rank equally with all our other senior unsecured debt, including all other unsubordinated notes issued under the Indenture, from time to time outstanding, and will be structurally subordinated to the secured and unsecured debt of ConAgra Foods’ subsidiaries. The Notes will be exclusively our obligation, and not the obligation of any of our subsidiaries. Our rights and the rights of any holder of the Notes (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

See “Description of Notes—Ranking.”

Form and Denomination	The Exchange Notes of both series will only be issued in fully registered form in denominations of $2,000 and in integral multiples of $1,000 in excess thereof. No tender of Original Notes will be accepted if it results in the issuance of less than $2,000 principal amount of Exchange Notes.

DTC Eligibility	The Exchange Notes of both series will be represented by global certificates deposited with, or on behalf of, DTC or its nominee. See “Description of Notes—Book-Entry; Delivery and Form.”

Same Day Settlement	Beneficial interests in the Exchange Notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

Absence of Public Market for the Exchange Notes	The Exchange Notes are a new issue of securities for which there is currently no established trading market. We do not intend to apply for a listing of the Exchange Notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

Governing Law	The Notes and the related Indenture will be governed by the laws of the State of New York.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	The Bank of New York Mellon.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors that should be carefully considered by holders of Original Notes before tendering their Original Notes in the Exchange Offers in exchange for the Exchange Notes.

CONAGRA FOODS SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information for each of the fiscal years ended May 2009 through 2013. Our fiscal year ends on the last Sunday in May. The summary consolidated financial information as of May 2012 and 2013 and for each of the fiscal years ended May 2011, 2012 and 2013 has been derived from our audited consolidated financial statements and should be read together with those audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for our fiscal year ended May 26, 2013, which is incorporated by reference in this prospectus. The summary consolidated financial information as of May 2009, 2010 and 2011 and for each of the fiscal years ended May 2009 and 2010 has been derived from our audited consolidated financial statements not included or incorporated by reference into this prospectus.

The summary consolidated financial information presented below does not contain all of the information you should consider before deciding whether to participate in the Exchange Offers, and should be read in conjunction with the information under the heading “Risk Factors” included in this prospectus, as well as with the information under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and with our audited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended May 26, 2013 and the other documents incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	For the Fiscal Years Ended May
	2013	2012	2011	2010	2009
	(dollars in millions, except per share amounts)
Income Statement Data
Net sales (1)	$15,491.4	$13,367.9	$12,386.1	$12,096.8	$12,439.1
Income from continuing operations (1)	786.1	474.3	830.9	630.3	530.3
Net income attributable to ConAgra Foods, Inc.	773.9	467.9	817.6	613.5	893.5
Basic earnings per share:
Income from continuing operations attributable to ConAgra Foods, Inc. common stockholders(1)	1.88	1.13	1.92	1.43	1.17
Net income attributable to ConAgra Foods, Inc. common stockholders	1.88	1.13	1.90	1.38	1.97
Diluted earnings per share:
Income from continuing operations attributable to ConAgra Foods, Inc. common stockholders (1)	1.85	1.12	1.90	1.41	1.16
Net income attributable to ConAgra Foods, Inc. common stockholders	1.85	1.12	1.88	1.37	1.96
Cash dividends declared per share of common stock	0.99	0.95	0.89	0.79	0.76
At Year-End
Total assets	$20,405.3	$11,441.9	$11,408.7	$11,738.0	$11,073.3
Senior long-term debt (noncurrent)	8,691.0	2,662.7	2,674.4	3,030.5	3,259.5
Subordinated long-term debt (noncurrent)	195.9	195.9	195.9	195.9	195.9

(1)

Amounts exclude the impact of discontinued operations of the Knott’s Berry Farm® operations, the trading and merchandising operations, the Fernando’s® operations, the Gilroy Foods & Flavors™ operations and the frozen handhelds operations.

RALCORP SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information for each of the fiscal years ended September 30, 2010 through 2012. The summary consolidated financial information as of September 30, 2010, 2011 and 2012 and for each of the fiscal years ended September 30, 2010, 2011 and 2012 has been derived from Ralcorp’s audited consolidated financial statements and should be read together with Ralcorp’s audited consolidated financial statements and related notes contained in our Current Report on Form 8-K filed on January 3, 2013, which are incorporated by reference in this prospectus.

The summary consolidated financial information as of and for the periods ended December 31, 2012 and 2011, respectively, has been derived from Ralcorp’s unaudited consolidated financial statements and should be read together with those unaudited consolidated financial statements and related notes contained in our Current Report on Form 8-K filed on July 19, 2013, which is incorporated by reference in this prospectus. Ralcorp’s unaudited consolidated financial statements were prepared on the same basis as Ralcorp’s audited consolidated financial statements and related notes contained in our current report on Form 8-K filed on January 3, 2013, and incorporated herein by reference. Results of operations for the three month period ended December 31, 2012 are not necessarily indicative of results of operations that may be expected for the full fiscal year.

	Three-Month Periods Ended December 31,		For the Fiscal Year Ended September 30,
	2012	2011	2012	2011	2010
			(dollars in millions, except per share amounts)
Statement of Operations Data(a)(b)
Net sales	$1,111.5	$1,166.5	$4,322.2	$3,787.2	$3,061.0
Net earnings from continuing operations(c)(d)(e)	38.8	44.2	57.6	126.3	75.6
Net earnings (loss)(c)(d)(e)	38.8	65.3	73.4	(241.2)	208.8
Basic earnings (loss) per share:
Earnings from continuing operations			$1.04	$2.30	$1.37
Earnings (loss) from discontinued operations			.29	(6.69)	2.42
Net earnings (loss)			$1.33	$(4.39)	$3.79
Diluted earnings (loss) per share:
Earnings from continuing operations			$1.03	$2.26	$1.35
Earnings (loss) from discontinued operations			.28	(6.58)	2.39
Net earnings (loss)			$1.31	$(4.32)	$3.74
Balance Sheet Data (as of period end)(a)(b)
Total assets			$4,538.8	$6,279.2	$6,804.9
Long-term debt			1,894.1	2,172.5	2,464.9
Other long-term liabilities			403.8	410.1	359.7

(a)	Results of Post Holdings, Inc., or Post, are included as discontinued operations in this table.
(b)

In 2012, Ralcorp acquired Refrigerated Dough, Annoni, Petri Baking Products and Gelit. In 2010, Ralcorp acquired J.T. Bakeries, North American Baking, Sepp’s Gourmet Foods and American Italian Pasta Company. For more information about the 2012 and 2010 acquisitions, see Note 4 to Ralcorp’s audited consolidated financial statements included in our Current Report on Form 8-K filed on January 3, 2013, which are incorporated by reference in this prospectus.

(c)

For information about the impairment of intangible assets see Note 1, Note 3 and Note 5 to Ralcorp’s audited consolidated financial statements included in our Current Report on Form 8-K filed on January 3, 2013, which are incorporated by reference in this prospectus.

(d)

In 2012, Ralcorp incurred $23.6 million of costs related to plants closures, $11.1 million related to restructuring charges, $6.2 million related to the settlement of legal claims and $4.6 million of merger and integration costs. In 2011, Ralcorp incurred $4.1 million of costs related to plant closures, accrued $2.5 million related to the settlement of legal claims and incurred merger and integration costs of $2.5 million. In 2010, Ralcorp incurred professional services fees and severance costs related to 2010 acquisitions of $21.5 million. In addition, Ralcorp accrued $7.5 million related to the potential settlement of legal claims. During the three months ended December 31, 2012, Ralcorp incurred $1.0 million of costs related to plant closures, $6.9 million related to restructuring charges, $3.3 million related to the settlement of legal claims and $8.9 million of merger and integration costs. During the three months ended December 31, 2011, Ralcorp incurred $0.1 million of costs related to plant closures and $5.6 million of merger and integration costs. For more information on acquisition-related costs and provision for legal settlement, see Note 4 and Note 15 to Ralcorp’s audited consolidated financial statements included in our Current Report on Form 8-K filed on January 3, 2013, which are incorporated by reference in this prospectus.
(e)	In 2012, Ralcorp sold its remaining 19.7% ownership stake in Post, resulting in a net loss of $48.9 million. There was no tax impact of the loss.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our summary unaudited pro forma condensed consolidated financial information, giving effect to the Acquisition and related financing transactions. The unaudited pro forma condensed consolidated financial information was derived from the unaudited pro forma condensed consolidated statement of operations included in our Current Report on Form 8-K filed on July 19, 2013, which is incorporated by reference in this prospectus. The summary unaudited pro forma condensed consolidated financial information is not necessarily indicative of operating results that would have been achieved had the Acquisition been completed as of May 28, 2012 and does not intend to project our future financial results after the Acquisition. The summary unaudited pro forma condensed consolidated financial information should be read in conjunction with ConAgra’s and Ralcorp’s historical financial statements incorporated by reference in this prospectus and the unaudited pro forma condensed consolidated statement of operations and the notes thereto, included in our Current Report on Form 8-K filed on July 19, 2013, which is incorporated by reference in this prospectus.

Statement of Operations Data

(in millions, except per share data)	Pro Forma (unaudited)
Year Ended May 26, 2013
Net sales	$18,361.2
Costs and expenses:
Cost of goods sold	14,274.9
Selling, general and administrative expense	2,411.4
Interest expense, net	399.8

Income from continuing operations before income taxes and equity method investment earnings	1,275.1
Income tax expense	464.8
Equity method investment earnings	37.5

Net income	$847.8

Less: Net income attributable to noncontrolling interests	12.2

Net income attributable to ConAgra Foods, Inc.	$835.6

Per share amounts:
Basic	$2.00

Diluted	$1.97

Average shares outstanding:
Basic	416.9

Diluted	423.7

RISK FACTORS

The terms of the Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except that certain additional interest rate provisions, restrictions on transfers and restrictive legends relating to the Original Notes will not apply to the Exchange Notes. Before making a decision regarding the Exchange Offers, you should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus, including the information in Part I, Item 1A, “Risk Factors,” in our most recent Annual Report on Form 10-K. If any of those risks actually occurs, our business, financial condition and results of operations could suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to the Exchange Notes

Our existing and future debt may limit cash flow available to invest in the ongoing needs of our business and could prevent us from fulfilling our obligations under the Notes.

As of May 26, 2013, we had a substantial amount of debt, including $3.795 billion of senior notes that we issued, and a $900 million term loan that we entered into, in connection with the Acquisition. We have the ability under our existing revolving credit facility to incur substantial additional debt. Our level of debt could have important consequences. For example, it could:

•	make it more difficult for us to make payments on our debt;

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Additionally, any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in an event of default under the terms of those instruments and a downgrade to our credit ratings. A downgrade in our credit ratings would increase our borrowing costs and could affect our ability to issue commercial paper. In the event of a default, the holders of our debt could elect to declare all the amounts outstanding under such instruments to be due and payable. Any default under the agreements governing our debt and the remedies sought by the holders of such debt could render us unable to pay principal and interest on our debt.

The Notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries and if a default occurs we may not have sufficient funds to fulfill our obligations under the Notes.

The Notes are our unsecured general obligations, ranking equally with our other senior unsecured debt but effectively below any senior secured debt and the debt and other liabilities of our subsidiaries. The Indenture permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the Notes only after all debt secured by those assets has been repaid in full. Holders of the Notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

If we incur any additional obligations that rank equally with the Notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the Notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the Notes then outstanding would remain unpaid.

The Indenture does not limit the amount of debt we may incur or restrict our ability to engage in other transactions that may adversely affect holders of the Notes.

The Indenture does not limit the amount of debt that we may incur. The Indenture does not contain any financial covenants or other provisions that would afford the holders of the Notes any substantial protection in the event we participate in a highly leveraged transaction. In addition, the Indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. Any such transaction could adversely affect you.

In connection with the financing of the Acquisition, we (i) issued new senior unsecured notes in an aggregate principal amount of $3.975 billion, (ii) issued new senior unsecured notes in an aggregate principal amount of $716.0 million in exchange for senior notes issued by Ralcorp, (iii) assumed senior notes issued by Ralcorp in an aggregate principal amount of $460.7 million, which were prepaid in the fourth quarter of fiscal 2013, and (iv) borrowed $1.5 billion under our new term loan facility. Accordingly, even though we have repaid a substantial amount of Ralcorp’s debt, we also incurred a substantial amount of debt in connection with our financing of the Acquisition. See “Description of Other Indebtedness” for a discussion of the term loan and the repayment of certain of Ralcorp’s debt.

We depend on cash flow of our subsidiaries to make payments on our securities.

ConAgra Foods, Inc. is in part a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of the Notes or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their debt, business and tax considerations and legal restrictions. The Notes will effectively rank junior to all liabilities of our subsidiaries, including any debt of Ralcorp that remains outstanding. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise.

Active trading markets for the Exchange Notes may not develop.

The Exchange Notes constitute new issues of securities with no established trading market. We do not intend to list the Exchange Notes on any securities exchange or to include the Exchange Notes in any automated quotation system. Accordingly, no market for the Exchange Notes may develop, and any market that develops may not last. If the Exchange Notes are traded, the market price of the Exchange Notes may decline depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to resell your Exchange Notes when desired, at their fair market value or at all.

In addition, if you do participate in the Exchange Offers for the purpose of participating in the distribution of the Exchange Notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds Original Notes for its own account due to market-making or other trading activities and who receives Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

Ratings of the Exchange Notes could be lowered or withdrawn in the future.

We expect that the Exchange Notes will be rated by one or more nationally recognized statistical rating organization. A rating is not a recommendation to purchase, hold or sell debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Any rating organization that rates the Exchange Notes may lower our rating or decide not to rate the Exchange Notes in its sole discretion. The ratings of the Exchange Notes will be based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due and the payment of principal on the maturity date. Any downgrade or withdrawal of a rating by a rating agency that rates the Exchange Notes of either series could have an adverse effect on the trading prices or liquidity of the Exchange Notes.

We may choose to redeem the Notes of either series prior to maturity.

We may redeem some or all of the Notes of either series at any time. See “Description of Notes—Optional Redemption.” If prevailing interest rates are lower at the time of redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Exchange Notes being redeemed.

An increase in market interest rates could result in a decrease in the value of the Notes.

In general, as market interest rates rise, Notes bearing interest at a fixed rate decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase the Notes and market interest rates increase, the market values of your Notes may decline. We cannot predict the future level of market interest rates.

We may not be able to repurchase all of the Notes upon a change of control triggering event, which would result in a default under the Notes.

We will be required to offer to repurchase the Notes upon the occurrence of a “Change of Control Triggering Event” as provided in the Indenture. However, we may not have sufficient funds to repurchase the Notes in cash at such time. In addition, our ability to repurchase the Notes for cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. The failure to make such repurchase would result in a default under the Notes.

If you fail to exchange your Original Notes, they will continue to be restricted securities and will likely become less liquid.

Original Notes that you do not tender, or we do not accept, will, following the Exchange Offers, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for Original Notes of the corresponding series pursuant to the Exchange Offers only following the satisfaction of the procedures and conditions set forth in “The Exchange Offers—Procedures for Tendering” and “The Exchange Offers—Conditions to the Exchange Offers.” These procedures and conditions include timely receipt by the exchange agent of a confirmation of book-entry transfer of the Original Notes being tendered and an agent’s message from DTC.

Because we anticipate that all or substantially all holders of Original Notes will elect to exchange their Original Notes in these Exchange Offers, we expect that the market for any Original Notes remaining after the completion of the Exchange Offers will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offers will reduce the aggregate principal amount of the Original Notes of the applicable series outstanding. If you do not tender your Original Notes following the Exchange Offers, you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes of each series is likely to be adversely affected.

USE OF PROCEEDS

The Exchange Offers are intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of the corresponding series of Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the last five fiscal years.

	Fiscal Year Ended May
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	4.5x	3.5x	5.5x	4.0x	3.6x

Fiscal Year Ended May 26, 2013
Pro forma ratio of earnings to fixed charges	3.8x

For purposes of calculating the ratio of earnings to fixed charges, earnings are equal to the amount resulting from (1) adding (a) income from continuing operations before income taxes and equity method investment earnings, (b) fixed charges and (c) distributed income of equity method investees and (2) subtracting capitalized interest. Fixed charges are equal to the sum of (1) interest expense, (2) capitalized interest and (3) an estimate of the interest within rental expense (which we estimate to be one-third of the total of such expense).

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

At May 26, 2013, we had a $1.5 billion revolving credit facility. The facility is scheduled to mature in September 2016. The facility has historically been used principally as a back-up facility for our commercial paper program. As of May 26, 2013, there were no outstanding borrowings under the revolving credit facility and we had $185.0 million outstanding under our commercial paper program.

Interest Rates

Loans (other than “bid loans”) under the revolving credit facility bear interest, at our election, either at (a) LIBOR plus a percentage spread (ranging from 0.90% to 1.50%) based on our unsecured senior long-term debt ratings or (b) the alternate base rate, described in the credit agreement as the greatest of (i) JPMorgan Chase Bank, N.A.’s prime rate, (ii) the federal funds rate plus 0.50% and (iii) one-month LIBOR plus 1.00%, plus a percentage spread (ranging from 0.0% to 0.50%) based on our unsecured senior long-term debt ratings. Additionally, we have the right to request of the lenders (although the lenders have no obligation to provide) “bid loans” with a lower, fixed interest rate.

Optional Prepayments

Borrowings under the revolving credit facility generally may be prepaid without penalty.

Covenants

The revolving credit facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to:

•	create liens to secure debt;

•	merge, consolidate or sell all or substantially all of our assets; and

•	enter into certain sale and lease-back transactions.

The revolving credit facility requires that our consolidated funded debt not exceed 75% of our consolidated capital base in the first four quarters commencing on January 29, 2013, 70% in the second four quarters, and 65% thereafter, and that our fixed charges coverage ratio be greater than 1.75 to 1.0. As of May 26, 2013, we were in compliance with these financial covenants.

Default

The revolving credit facility contains events of default customary for such financings, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	cross-defaults to other debt;

•	inaccuracies of representations and warranties;

•	failure to perform negative covenants;

•	failure to perform other terms and conditions;

•	events of bankruptcy and insolvency; and

•	unsatisfied judgments.

New Term Loan

In connection with the Acquisition, on December 21, 2012, we entered into a Term Loan Agreement, which we refer to as the Term Loan Agreement, with Bank of America, N.A., as administrative agent and a lender, JPMorgan Chase Bank, N.A., as syndication agent and a lender, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as sole lead arranger and sole bookrunner, and the other financial institutions party thereto. The Term Loan Agreement provides for a $1.5 billion senior unsecured term facility, which facility may be increased to up to $2.0 billion on the terms set forth therein. We borrowed $1.5 billion on January 29, 2013 under the Term Loan Agreement.

The term credit facility provided for under the Term Loan Agreement matures on the fifth anniversary of the funding of the Term Loan Agreement and is unsecured.

Loans under the term credit facility bear interest at, at our election, either (a) LIBOR multiplied by the statutory reserve rate plus a percentage spread (ranging from 1.25% to 2.25%) based on our unsecured senior long-term debt ratings or (b) the alternate base rate, described in the Term Loan Agreement as the greatest of (i) Bank of America N.A.’s prime rate, (ii) the federal funds rate plus 0.50% and (iii) one-month LIBOR plus 1.00%, plus a percentage spread (ranging from 0.25% to 1.25%) based on our unsecured senior long-term debt ratings.

The Term Loan Agreement contains customary affirmative and negative covenants for unsecured investment grade credit facilities of this type and financial covenants limiting the ratio of our total funded debt to our base capital (initially to be no greater than 0.75:1.00 but reducing pursuant to the terms thereof to 0.65:1.00) and requiring a minimum fixed charge coverage ratio of no greater than 1.75:1.00. The Term Loan Agreement also requires that certain of our wholly-owned domestic subsidiaries guarantee the Term Loan Agreement on the terms and conditions set forth therein if, (i) any subsidiary of ours guarantees any other debt for borrowed money of ours or, solely in the case of any wholly-owned domestic subsidiary of ours, of any other subsidiary of ours in excess of $250.0 million in aggregate principal amount or (ii) we guarantee any debt for borrowed money of any wholly-owned domestic subsidiary of ours in excess of $250.0 million in aggregate principal amount.

The Term Loan Agreement contains events of default customary for unsecured investment grade credit facilities with corresponding grace periods. If an event of default occurs and is continuing, the lenders may terminate and/or suspend their obligations to make loans under the Term Loan Agreement and/or accelerate amounts due under the Term Loan Agreement and exercise other rights and remedies. In the case of certain events of default related to insolvency and receivership, the commitments of the lenders will be automatically terminated and all of our outstanding obligations will become immediately due and payable.

ConAgra Foods Senior and Subordinated Debt Securities

As of May 26, 2013, we had an aggregate principal amount of $8,886.9 million long-term debt outstanding. The specific amounts, maturity and interest rates of this long-term debt are set forth in the following table.

Long-Term Debt	Principal Amount
(in millions)
4.65% Senior Notes due January 2043	$1,000.0
6.625% Senior Notes due August 2039 (including Ralcorp Senior Notes) (1)	450.0
8.25% Senior Notes due September 2030	300.0
7.0% Senior Notes due October 2028	382.2
6.7% Senior Notes due August 2027	9.2
7.125% Senior Notes due October 2026	372.4
3.2% Senior Notes due January 2023	1,225.0
3.25% Senior Notes due September 2022	250.0
9.75% Subordinated Notes due March 2021	195.9
4.95% Senior Notes due August 2020 (including Ralcorp Senior Notes) (1)	300.0
7.0% Senior Notes due April 2019	500.0
1.9% Senior Notes due January 2018	1,000.0
LIBOR plus 1.75% term loans due January 2018	900.0
2.1% Senior Notes due March 2018	250.0
5.819% Senior Notes due June 2017	500.0
1.3% Senior Notes due January 2016	750.0
1.35% Senior Notes due September 2015	250.0
5.875% Senior Notes due April 2014	500.0
2.00% to 9.59% lease financing obligations due on various dates through 2029	77.4
Other indebtedness	80.1

Total debt face value	9,292.2
Unamortized fair value adjustment of senior debt in connection with Ralcorp	161.6
Unamortized discounts/premiums	(57.5)
Adjustment due to hedging activity	8.5
Less current installments	(517.9)

Total long-term debt	$8,886.9

(1)	Senior Notes issued by Ralcorp in an aggregate principal amount of $33.9 million were not exchanged and remain outstanding, consisting of 4.95% Senior Notes issued by Ralcorp due August 15, 2020 in an aggregate principal amount of $17.2 million and 6.625% Senior Notes issued by Ralcorp due August 15, 2039 in an aggregate principal amount of $16.7 million. We refer to these notes collectively as the “Ralcorp Notes.” The Ralcorp Notes are included in our condensed consolidated balance sheet at February 24, 2013.

ConAgra Foods Notes

Our 1.3% Senior Notes due 2016, 1.9% Senior Notes due 2018, 3.2% Senior Notes due 2023, 4.650% Senior Notes due 2043, 5.875% Senior Notes due 2014, 1.350% Senior Notes due 2015, 5.819% Senior Notes due 2017, 2.1% Senior Notes due 2018, 7.0% Senior Notes due 2019, New 2020 Notes, 3.25% Senior Notes due 2022, 7.125% Senior Notes due 2026, 6.7% Senior Notes due 2027, 7.0% Senior Notes due 2028, 8.25% Senior Notes due 2030 and New 2039 Notes were all issued under the Indenture, dated as of October 8, 1990, between us and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. and The Chase Manhattan

Bank (National Association)), as trustee, which we refer to as the Trustee. We refer to this indenture as the Indenture. The senior notes are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The Indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the Indenture prohibits us and certain of our subsidiaries from securing any debt or other obligation with any principal property or shares of capital stock of certain of our subsidiaries without providing that our senior notes under the Indenture shall be secured equally and ratably with the secured debt or other obligation for so long as the secured debt or other obligation remains secured except to the extent the amount of the secured debt or other obligation, along with the value of permitted sale and lease-back transactions does not exceed 10% of our consolidated net tangible assets, as defined in the Indenture. The Indenture restricts our ability to enter into sale and lease-back transactions as well as to consolidate, merge or sell all or substantially all of our assets. These existing senior notes have substantially the same covenants, change of control provisions and events of default as provided with respect to the Exchange Notes as described below in “Description of Notes.”

Our 6.7% Senior Notes due 2027 are redeemable at the option of the note holders at 100% of the principal amount of the notes together with interest payable to the date of repayment.

Our 9.75% Subordinated Notes due 2021 were issued under an indenture, dated as of February 7, 1991 (as supplemented by a supplemental indenture dated February 18, 1991), between us and U.S. Bank National Association (as successor to First Trust National Association), as trustee. These subordinated notes are our direct, unsecured obligations, are not guaranteed by any of our subsidiaries and are subordinate and junior in right of payment, to the extent and manner set forth in the subordinated indenture, to all of our senior debt. The subordinated indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. The subordinated indenture restricts our ability to enter into sale and lease-back transactions as well as to consolidate, merge or sell all or substantially all of our assets.

THE EXCHANGE OFFERS

Purpose of the Exchange Offers

In connection with the offer and sale of the Original Notes, we entered into a registration rights agreement with the initial purchasers of the Original Notes. We are making the Exchange Offers to satisfy our obligations under the registration rights agreement.

Terms of the Exchange Offers

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Exchange Notes for an equal principal amount of Original Notes. The terms of each series of Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except that certain additional interest rate provisions, restrictions on transfers and restrictive legends relating to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be of the same class as the corresponding series of outstanding Original Notes. Each series of Exchange Notes will be entitled to the benefits of the Indenture under which the Exchange Notes and Original Notes were issued. See “Description of Notes.” The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of either series being tendered or accepted for exchange. As of the date of this prospectus, $282,741,000 aggregate principal amount of Original 2020 Notes and $433,275,000 aggregate principal amount of Original 2039 Notes were outstanding. Original Notes tendered in the Exchange Offers must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of Original Notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their Original Notes for Exchange Notes pursuant to the Exchange Offers generally may offer the Exchange Notes for resale, resell the Exchange Notes and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the Exchange Notes. If you do not exchange Original Notes for Exchange Notes pursuant to the Exchange Offers, your Original Notes will continue to be subject to restrictions on transfer.

If any holder of the Original Notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offers, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offers expire on the Expiration Date, which is 5:00 p.m., New York City time, on October 3 , 2013 unless we, in our sole discretion, extend the period during which the Exchange Offers are open. We reserve the right to extend the Exchange Offers at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York Mellon, the exchange agent, and by public announcement communicated by no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the Exchange Offers, all Original Notes previously tendered will remain subject to the Exchange Offers and may be accepted for exchange by us.

The Exchange Date will promptly follow the Expiration Date. We expressly reserve the right to:

•

extend the Exchange Offers, delay acceptance of Original Notes due to an extension of the Exchange Offers or terminate the Exchange Offers and not permit acceptance of Original Notes not previously accepted if any of the conditions set forth under “—Conditions to the Exchange Offers” shall have occurred and shall not have been waived by us; and

•	amend the terms of the Exchange Offers in any manner, whether before or after any tender of the Original Notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Additionally, in the event of a material amendment or change in the Exchange Offers, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the Exchange Offers following notice of the material amendment or change, as applicable. Unless we terminate the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date, we will exchange the Exchange Notes for the tendered Original Notes promptly after the Expiration Date, and will issue to the exchange agent Exchange Notes for Original Notes validly tendered, not withdrawn and accepted for exchange. Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the Exchange Offers. See “—Acceptance of Original Notes and Delivery of Exchange Notes.”

This prospectus and the accompanying letter of transmittal and other relevant materials will be mailed by us to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

Procedures for Tendering

To participate in the Exchange Offers, you must properly tender your Original Notes to the exchange agent as described below. We will only issue the Exchange Notes in exchange for the Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Original Notes, and you should follow carefully the instructions on how to tender your Original Notes. It is your responsibility to properly tender your Original Notes. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

If you have any questions or need help in exchanging your Original Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. You may tender your Original Notes using ATOP. The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offers within two business days after this prospectus is mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of

Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Original Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the Original Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it. The tender of Original Notes by you pursuant to the procedures set forth in this prospectus will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Original Notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Original Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Original Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offers.

In all cases, we will issue the Exchange Notes for the Original Notes that we have accepted for exchange under the Exchange Offers only after the exchange agent receives, prior to the Expiration Date, a book-entry confirmation of such number of the Original Notes into the exchange agent’s account at DTC and a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for exchange or if the Original Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Original Notes will be returned without expense to their tendering holder. Such non-exchanged Original Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offers.

Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where those Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution.”

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offers.

The transferring party tendering Original Notes for exchange will be deemed to have exchanged, assigned and transferred the Original Notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the Original Notes to be assigned, transferred and exchanged.

The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Original Notes and to acquire Exchange Notes issuable upon the exchange of the tendered Original Notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions (other than restrictions on transfer), charges and encumbrances and that the tendered Original Notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Original Notes. The transferor will be required to agree that acceptance of any tendered Original Notes by us and the issuance of Exchange Notes in exchange for tendered Original Notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or beneficial holder of the Original Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offers generally, thereby certify that:

•

it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the Exchange Notes are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the registered holder;

•

the transferor has not entered into, engaged in, does not intend to engage in, and has no arrangement or understanding with any other person to engage in a distribution of the Exchange Notes issued to the transferor;

•

the transferor is not a broker-dealer, who purchased the Original Notes for resale pursuant to an exemption under the Securities Act, tendering Original Notes acquired directly from the Company for the transferor’s own account; and

•	the transferor is not restricted by any law or policy of the SEC from trading the Exchange Notes acquired in the Exchange Offers.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Withdrawal Rights

Original Notes tendered pursuant to the Exchange Offers may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written letter, telegram, telex or facsimile transmission notice of withdrawal must be received by the institution specified in the accompanying letter of transmittal at the address set forth therein not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name of such holder, the principal amount of Original Notes delivered for exchange, a statement that such holder is withdrawing such holder’s election to have such Original Notes exchanged and number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn Original Notes promptly following receipt of notice of withdrawal. Properly withdrawn Original Notes may be retendered by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration

Date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Original Notes and Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offers, the acceptance for exchange of Original Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For purposes of the Exchange Offers, we will be deemed to have accepted for exchange validly tendered Original Notes when and if we have given written notice to the exchange agent. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of each series of Original Notes for the purposes of receiving corresponding series of Exchange Notes from us and causing the Original Notes to be assigned, transferred and exchanged. Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the Original Notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offers.

Conditions to the Exchange Offers

Notwithstanding any other provision of the Exchange Offers, or any extension of the Exchange Offers, we will not be required to issue Exchange Notes in exchange for any properly tendered Original Notes not previously accepted and may terminate the Exchange Offers by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, to PR Newswire or other wire service, or, at our option, modify or otherwise amend the Exchange Offers, if, in our reasonable determination, there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or the SEC:

•	seeking to restrain or prohibit the making or consummation of the Exchange Offers;

•	assessing or seeking any damages as a result thereof;

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the Original Notes pursuant to the Exchange Offers; or

•	the Exchange Offers violate any applicable law or any applicable interpretation of the staff of the SEC.

These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offers regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offers.

In addition, we reserve the right to take any action with respect to the exchange for one series of Original Notes (including, without limitation, extending, amending, terminating or waiving a condition to the Exchange Offers with respect to such series) without taking the same action with respect to the Exchange Offers for the other series of Original Notes. Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indenture, under which the Original Notes were issued under the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

Exchange Agent

The Bank of New York Mellon has been appointed as the exchange agent for the Exchange Offers. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the accompanying letter of transmittal, should be directed to the exchange agent addressed as follows:

By Registered Certified or Regular Mail or Overnight Courier or Hand Delivery:

The Bank of New York Mellon, as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations

Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, New York 13057

Attn: Adam DeCapio

By Facsimile Transmission (eligible institutions only):

(732) 667-9408

For Information or Confirmation by Telephone:

(315) 414-3360

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offers and we will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offers. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the Exchange Offers, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the Exchange Offers other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the Exchange Offers will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The Exchange Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Original Notes in any jurisdiction in which the making of the Exchange Offers or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the Exchange Offers in any jurisdiction.

Appraisal Rights

You will not have appraisal or dissenters’ rights in connection with the Exchange Offers.

Transfer Taxes

If you tender your Original Notes, you will not be obligated to pay any transfer taxes in connection with the Exchange Offers.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any state, local or foreign tax laws to which you may be subject.

The discussion in this prospectus is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, in each case as in effect on the date of this prospectus, all of which are subject to change.

The exchange of an Original Note for an Exchange Note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “U.S. Federal Income Tax Considerations” for more information.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the Original Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Original Notes who do not exchange Original Notes for Exchange Notes in the Exchange Offers will continue to be subject to the restrictions on transfer of the Original Notes. In general, the Original Notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Upon completion of the Exchange Offers, due to the restrictions on transfer of the Original Notes and the absence of similar restrictions applicable to the Exchange Notes, it is highly likely that the market, if any, for Original Notes will be relatively less liquid than the market for Exchange Notes. Consequently, holders of Original Notes who do not participate in the Exchange Offers could experience significant diminution in the value of their Original Notes compared to the value of the Exchange Notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheadings “—Optional Redemption” and “—Certain Covenants—Certain Definitions Relating to Certain Covenants.”

The Original Notes were, and the Exchange Notes will be, issued under an indenture, dated as of October 8, 1990, which we refer to as the Indenture, between us and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. and The Chase Manhattan Bank (National Association)), which we refer to as the Trustee. The terms of the Exchange Notes include those stated in the Indenture and the Exchange Notes, as well as those made part of the Indenture by reference to the Trust Indenture Act. References to “the Notes” include the Original Notes and the Exchange Notes. The Original Notes constitute, and the Exchange Notes will constitute, senior debt securities issued under the Indenture.

Because this section is a summary, it does not describe every aspect of the Indenture or the Notes. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture, including definitions of certain terms used in the Indenture, and the Notes. You should read the Indenture and the Notes because they contain additional information and they, and not this description, define your rights as a holder of the Notes. A copy of the Indenture has been filed with the SEC. Additionally, copies of the Indenture and forms of the Notes are available without charge upon request to us at the address provided under “Where You Can Find More Information.” For purposes of this section, references to “ConAgra Foods,” “we,” “us” or “our” include only ConAgra Foods, Inc. and not any of its subsidiaries.

General

We will initially issue up to $282,741,000 aggregate principal amount of the New 2020 Notes and up to $433,275,000 aggregate principal amount of the New 2039 Notes. The New 2020 Notes will mature on August 15, 2020 and the New 2039 Notes will mature on August 15, 2039.

The New 2020 Notes will accrue interest at a rate per annum equal to 4.950% and the New 2039 Notes will accrue interest at a rate per annum equal to 6.625%. We will pay interest on the Exchange Notes from January 31, 2013, or from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually on February 15 and August 15 of each year, commencing on August 15, 2013, to the persons in whose names such Exchange Notes are registered at the close of business on the preceding February 1 and August 1, as the case may be (whether or not a business day).

The amount of interest payable on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any day on which interest is payable on the Notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of such delay), with the same force and effect as if made on such date.

We do not intend to apply for listing of the Notes on a national securities exchange.

We may, without the consent of the holders of the Notes, create and issue additional senior debt securities ranking equally with the Notes of a particular series and otherwise similar in all respects so that any outstanding Notes of a particular series and the additional senior debt securities form a single series under the Indenture.

Each series of Exchange Notes will be of the same class as the corresponding series of outstanding Original Notes for all purposes under the Indenture, including, without limitation, waivers, amendments and redemptions.

When we use the term “business day,” we mean any day except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law or regulation to close.

Ranking

The Exchange Notes:

•	will be our unsecured obligations;

•	will rank equally and ratably with all our existing and future unsecured and unsubordinated debt and other liabilities;

•	will be senior to all our existing and future subordinated debt and other liabilities;

•

will be effectively junior to any secured debt to the extent of the assets securing such debt and other liabilities, unless the Exchange Notes are equally and ratably secured with such secured debt, as required by the Indenture under certain circumstances; and

•	will be effectively junior to all existing and future debt and other liabilities of our subsidiaries, including trade payables.

Our subsidiaries are distinct legal entities having no obligation to pay any amounts pursuant to, or to make funds available for, the Exchange Notes.

As of May 26, 2013, we had outstanding $8,691.0 million of senior unsecured debt and $8,886.9 million of total consolidated debt.

Optional Redemption

The Notes of each series will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum, as determined by an Independent Investment Banker, of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points in the case of each of the Original 2020 Notes and the New 2020 Notes and 35 basis points in the case of each of the Original 2039 Notes and the New 2039 Notes plus in each case accrued interest on the Notes to be redeemed to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated on the third business day preceding the redemption date, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the related Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes being redeemed.

“Comparable Treasury Price” means, with respect to any redemption date,

•	the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

•	if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its respective successors and at least two other primary U.S. Government securities dealers in New York City (each, a “Primary Treasury Dealer”) selected by us; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Mandatory Redemption; Sinking Fund

No mandatory redemption obligation will be applicable to the Notes. The Notes will not be subject to, nor have the benefit of, a sinking fund.

Change of Control Offer

If a Change of Control Triggering Event occurs with respect to a series of Notes, unless we have exercised our option to redeem the Notes of the applicable series as described under “—Optional Redemption” above, each holder of the Notes of the applicable series will have the right to require us to purchase all or a portion (equal to $2,000 and any integral multiples of $1,000 in excess thereof) of such holder’s applicable series of Notes pursuant to the offer described below (a “Change of Control Offer”) at a purchase price equal to 101% of the aggregate principal amount of the applicable series of Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”), subject to the rights of holders of Notes of the applicable series on the relevant record date to receive interest due on the relevant interest payment date.

We will be required to send a notice to each holder of the Notes of the applicable series by first class mail, with a copy to the Trustee, within 30 days following the date upon which any Change of Control Triggering Event with respect to such series of Notes occurs, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control. The notice will govern the terms of the Change of Control Offer and will describe, among other things, the transaction that constitutes or may constitute the Change of Control Triggering Event and the purchase date. The purchase date will be at least 30 days but no more than 60 days from the date such notice is mailed, other than as may be required by law (a “Change of Control Payment Date”). If the notice is mailed prior to the date of consummation of the Change of Control, the notice will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all properly tendered Notes or portions of Notes not validly withdrawn;

•	deposit with the paying agent the required payment for all properly tendered Notes or portions of Notes not validly withdrawn; and

•	deliver to the Trustee the repurchased Notes, accompanied by an officers’ certificate stating, among other things, the aggregate principal amount of repurchased Notes.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and the third party purchases all Notes of the applicable series properly tendered and not withdrawn under its offer.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable, in connection with the repurchase of the Notes of the applicable series as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes of the applicable series, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes of the applicable series by virtue of any such conflict.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes of the applicable series to require us to repurchase the Notes of the applicable series as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole to another person or group may be uncertain.

For purposes of the foregoing discussion, the following definitions apply:

“Capital Stock” means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

“Change of Control” means the occurrence of any of the following:

•

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our then outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

•	the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

•	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly-owned subsidiary of a holding company and (b)(x) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (y) immediately following that transaction, no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

•	was a member of such Board of Directors on the first date that any of the Notes of each series were issued; or

•

was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) and a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agencies” means:

•	each of Moody’s, S&P and Fitch; and

•

if any of Moody’s, S&P or Fitch ceases to rate the Notes of each series or fails to make a rating of the Notes of each series publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act that is selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or each of them, as the case may be.

“Rating Event” means, with respect to each series of Notes, (i) the rating of such Notes is lowered by each of the Rating Agencies on any day during the period (the “Trigger Period”) commencing on the earlier of (a) the occurrence of a Change of Control and (b) the first public notice of our intention to effect a Change of Control, and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the Notes of such series is under publicly announced consideration for possible downgrade by any of the Rating Agencies), and (ii) such Notes are rated below Investment Grade by each of the Rating Agencies on any day during the Trigger Period; provided that a Rating Event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” means, with respect to any specified person as of any date, the Capital Stock of such person that is at the time entitled to vote generally in the election of the Board of Directors of such person.

Book-Entry Notes

The Depositary Trust Company, New York, New York, which we refer to as the Depository or DTC, will be the depositary with respect to the Exchange Notes. The Exchange Notes will be issued as global securities registered in the name of Cede & Co., the Depository’s partnership nominee, and deposited with the Depository. See “— Book-Entry; Delivery and Form” for further information.

Same-Day Settlement and Payment

All payments of principal and interest on the Notes will be made by ConAgra Foods in immediately available funds. The Notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

Consolidation, Merger, Conveyance or Transfer

We may, without the consent of the Trustee or the holders of the Notes, consolidate or merge with, or sell or convey, including by lease, all or substantially all of our assets to any other person, provided that any successor corporation or the person that acquires such assets by sale or conveyance is a corporation or entity organized under the laws of the United States of America or any state thereof and that such successor corporation or entity expressly assumes all of our obligations under the Indenture and the Notes and that certain other conditions are met. Following any such sale or conveyance, except in the case of a lease, we will be relieved of all obligations under the Indenture and the Notes.

Certain Covenants

Limitations on Liens

We will not, and we will not permit any Consolidated Subsidiary to, issue, assume or guarantee any Indebtedness secured by a Lien upon or with respect to any Principal Property or on the capital stock of any Consolidated Subsidiary that owns any Principal Property unless:

•	we provide that the Notes will be secured by such Lien equally and ratably with any and all other obligations and debt secured thereby; or

•

the aggregate amount of all our Indebtedness and the Indebtedness of our Consolidated Subsidiaries, together with all Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time, with the exception of transactions which are not subject to the limitation described in “—Limitations on Sale and Lease-Back Transactions” below, does not exceed 10% of Consolidated Net Tangible Assets, as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders.

This limitation on Liens will not apply to:

•	any Lien existing on any Principal Property on October 8, 1990;

•	any Lien created by a Consolidated Subsidiary in our favor or in favor of any wholly-owned Consolidated Subsidiary;

•

any Lien existing on any asset of any corporation at the time such corporation becomes a Consolidated Subsidiary or at the time such corporation is merged or consolidated with or into us or a Consolidated Subsidiary and the Lien was not created in contemplation of the merger or consolidation;

•	any Lien on any asset which exists at the time of the acquisition of the asset and the Lien was not created in contemplation of the acquisition of the asset;

•

any Lien on any asset or improvement to an asset securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring or improving such asset, if such Lien attaches to such asset concurrently with or within 180 days after its acquisition or improvement and the principal amount of the Indebtedness secured by any such Lien, together with all other Indebtedness secured by a Lien in such property, does not exceed the purchase price of such property or the cost of such improvement;

•	any Lien incurred in connection with pollution control, industrial revenue or any similar financing;

•

any refinancing, extension, renewal or replacement of any of the Liens described under the heading “—Limitations on Liens” if the principal amount of the Indebtedness secured thereby is not increased and is not secured by any additional assets; or

•

any Liens arising in the ordinary course of our business or the business of any Consolidated Subsidiary that do not secure Indebtedness and do not in the aggregate materially detract from the value of our assets or the assets of such Consolidated Subsidiary, as the case may be, or materially impair the use thereof, in the operation of our business or the Consolidated Subsidiary’s business.

Limitations on Sale and Lease-Back Transactions

Neither we nor any Consolidated Subsidiary may enter into any Sale and Lease-Back Transaction. Such limitation will not apply to any Sale and Lease-Back Transaction if:

•	the net proceeds to us or such Consolidated Subsidiary from the sale or transfer equals or exceeds the fair value, as determined by our board of directors, of the property so leased;

•	we or such Consolidated Subsidiary would be entitled to incur Indebtedness secured by a Lien on the property to be leased as described under the heading “—Limitations on Liens” above; or

•

within 90 days of the effective date of any such Sale and Lease-Back Transaction, we apply an amount equal to the fair value, as determined by our board of directors, of the property so leased to the retirement of our Funded Indebtedness, other than Funded Indebtedness we were otherwise obligated to repay within such 90-day period.

Certain Definitions Relating to Certain Covenants

“Attributable Debt” means the present value, determined as set forth in the Indenture, of the obligation of a lessee for rental payments for the remaining term of any lease.

“Consolidated Net Tangible Assets” means the Net Tangible Assets of us and our Consolidated Subsidiaries consolidated in accordance with generally accepted accounting principles and as provided in the definition of Net Tangible Assets. In determining Consolidated Net Tangible Assets, minority interests in unconsolidated subsidiaries shall be included.

“Consolidated Subsidiary” and “Consolidated Subsidiaries” mean a subsidiary or subsidiaries the accounts of which are consolidated with ours in accordance with generally accepted accounting principles.

“Funded Indebtedness” means all Indebtedness of a corporation which would, in accordance with generally accepted accounting principles, be classified as funded debt. Funded Indebtedness will also, in any event, include all Indebtedness, whether secured or unsecured, of a corporation which has a final maturity, or a maturity renewable or extendable at the option of the corporation, more than one year after the date as of which Funded Indebtedness is to be determined.

“Indebtedness” means any and all of the obligations of a corporation for money borrowed which in accordance with generally accepted accounting principles would be reflected on the balance sheet of the corporation as a liability as of the date of which Indebtedness is to be determined.

“Lien” means any mortgage, pledge, security interest or other lien or encumbrance.

“Net Tangible Assets” means the total amount of assets of a corporation, both real and personal, less the sum of:

•

all reserves for depletion, depreciation, obsolescence and/or amortization of such corporation’s property as shown by the books of such corporation, other than general contingency reserves, reserves representing mere appropriations of surplus and reserves to the extent related to intangible assets which are excluded in calculating Net Tangible Assets; and

•

all Indebtedness and other current liabilities of such corporation other than Funded Indebtedness, deferred income taxes, reserves which have been deducted pursuant to the above bullet point, general contingency reserves and reserves representing mere appropriations of surplus and liabilities to the extent related to intangible assets which are excluded in calculating Net Tangible Assets.

The definition of Net Tangible Assets excludes licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, experimental or organizational expense and other like intangibles, treasury stock and unamortized discount and expense.

“Principal Property” means, as of any date, any building, structure or other facility together with the underlying land and its fixtures, used primarily for manufacturing, processing or production, in each case located in the United States, and owned or leased or to be owned or leased by us or any Consolidated Subsidiary, and in each case the net book value of which as of such date exceeds 2% of Consolidated Net Tangible Assets as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders, other than any such land, building, structure or other facility or portion thereof which, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Consolidated Subsidiaries, considered as one enterprise.

“Sale and Lease-Back Transactions” means any arrangement with any person providing for the leasing by us or a Consolidated Subsidiary of any Principal Property that we or such Consolidated Subsidiary has sold or transferred or is about to sell or transfer to such person. However, the definition does not include temporary leases for a term of not more than three years or transactions between us and a Consolidated Subsidiary.

Events of Default

An “Event of Default” is defined under the Indenture with respect to the Notes as being:

•	our default in the payment of any installment of interest, when due, on any of the Notes and which default continues for a period of 30 days;

•	our default in the payment, when due, of the principal of any of the Notes, whether the default in payment is at maturity, upon redemption, by declaration or otherwise;

•

our default in the observance or performance of any other covenant or agreement contained in the Indenture, other than a default in the performance of a covenant or warranty that is specifically dealt with elsewhere in the Indenture, for a period of 90 days after written notice, as provided in the Indenture;

•	the occurrence of certain events of bankruptcy, insolvency or reorganization; or

•	our failure to comply with any other covenant the noncompliance with which would specifically constitute an Event of Default with respect to the Notes.

If an Event of Default due to the default in payment of principal of, or interest on, the Notes or due to the default in the performance of any covenants or agreements applicable to the Notes but not applicable to all then-outstanding debt securities, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes may declare the principal of all Notes and interest accrued thereon to be due and payable immediately.

If an Event of Default due to the default in the performance of any covenant or agreement in the Indenture applicable to all then-outstanding debt securities occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all debt securities then outstanding, treated as one class, may declare the principal of all debt securities and interest accrued thereon to be due and payable immediately.

If an Event of Default due to certain events of bankruptcy, insolvency and reorganization occurs and is continuing, then the entire principal amount of the Notes and interest accrued thereon will automatically become due and payable without any declaration or other act on the part of the Trustee or any holder.

Under certain circumstances, the holders of a majority in aggregate principal amount of the Notes may rescind a declaration that the principal and accrued interest on the Notes are due and payable immediately or waive a past default. However, such holders may not waive a continuing default in the payment of any principal of, or interest on, the Notes other than any principal which becomes due solely as a result of such declaration.

The holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction may not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee is entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by acting in compliance with any such direction.

We furnish to the Trustee annually a statement of certain of our officers to the effect that, to the best of their knowledge, we are not in default of the performance of the terms of the Indenture or, if they have knowledge that we are in default, specifying the default.

The Indenture provides that no holder of Notes may institute any action against us under the Indenture, except actions for payment of overdue principal or interest, unless all of the following occurs:

•	the holder gives to the Trustee written notice of the continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the Notes make a written request to the Trustee to pursue the remedy;

•	such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, expenses or liabilities which may be incurred;

•	the Trustee does not comply with the request within 60 days after receiving the request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount of such Notes do not give the Trustee a direction that is inconsistent with the request.

The Indenture requires the Trustee to give all of the holders of outstanding Notes notice of any default by us with respect to the Notes, unless the default has been cured or waived. Except in the case of a default in the payment of principal of, and any premium or interest on, any outstanding Notes, the Trustee is entitled to withhold such notice in the event the board of directors, the executive committee or a trust committee of directors or certain officers of the Trustee in good faith determines that withholding such notice is in the interest of the holders of the outstanding Notes.

Applicable Law

The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. and The Chase Manhattan Bank (National Association)) is the Trustee under the Indenture. From time to time, we and our subsidiaries maintain ordinary banking relationships with the Trustee.

Book-Entry; Delivery and Form

Except as set forth below, the Notes of each series will be issued in registered global form in minimum denominations of $2,000 and multiples of $1,000 in excess of that amount.

The Notes of each series will initially be represented by one or more fully registered global Notes, which we refer to collectively as the global Notes. Each such global Note will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Transfers of beneficial interests in the global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global Notes. The Notes of each series will be issued only in the form of definitive global securities that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until they are exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a global Note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintain as participants in DTC.

Ownership of beneficial interests in the global Notes will be limited to persons that have accounts with DTC for such global Notes, who we refer to as participants, or persons that may hold interests through participants. Upon the issuance of the global Notes, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the Notes represented by such global Note beneficially owned by such participants. Ownership of beneficial interests in the global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global Notes, except in the event that use of the book-entry system for the global Notes is discontinued. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global Notes.

So long as DTC or its nominee is the registered owner of the global Notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the global Notes will not be entitled to have Notes represented by such global Notes registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the global Notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in any of the global Notes desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the global Notes, such as redemptions, tenders, defaults and proposed amendments to the Note documents. Beneficial owners may ascertain that the nominee holding the global Notes for their benefit has agreed to obtain and transmit notices to beneficial owners or beneficial owners may provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Principal and interest payments on interests represented by the global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of such global Notes. None of ConAgra Foods, the Trustee or any other agent of ConAgra Foods or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of the global Notes, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such global Notes as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If DTC is at any time unwilling or unable to continue as depository for the global Notes of both series of Notes, and we fail to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days with respect to such series, we will issue Notes of such series in definitive form in exchange for the global Notes. Any Notes issued in definitive form in exchange for such global Notes will be registered in such name or names, and will be issued in denominations of $2,000 and integral multiples of $1,000 as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global Notes.

DTC has advised us that DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) directly or indirectly own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of unregistered Original Notes for registered Exchange Notes pursuant to the Exchange Offers, but does not purport to be a complete analysis of all the potential tax considerations relating to the Exchange Offers. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations. We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks and certain other financial institutions, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts and persons holding the Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or the effects of any other U.S. federal tax laws, including the gift and estate tax and the Medicare tax.

The exchange of an Original Note for an Exchange Note pursuant to the Exchange Offers (described under “Exchange Offers”) will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize any taxable gain or loss upon the receipt of an Exchange Note pursuant to the Exchange Offers, your holding period for an Exchange Note will include the holding period of the Original Note exchanged therefor, your adjusted tax basis in an Exchange Note will be the same as the adjusted tax basis in the Original Note immediately before such exchange, and all of the U.S. federal income tax considerations associated with owning an Original Note will continue to apply to the Exchange Note received in exchange therefor.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

ERISA CONSIDERATIONS

The following summary regarding certain aspects of the Employee Retirement Income Security Act of 1974, as amended , or ERISA, and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the Exchange Notes or a particular investor. Accordingly, each prospective investor should consult with his, her or its own counsel in order to understand the issues relating to ERISA and the Code that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”), on entities whose underlying assets include plan assets by reason of a Plan’s investment in such entities and on those persons who are “fiduciaries” as defined in Section 3(21) of ERISA and Section 4975 of the Code with respect to Plans. In considering an investment of the assets of a Plan subject to Title I of ERISA in the Exchange Notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Title I of ERISA should consider whether an investment in the Exchange Notes satisfies these requirements.

An investor who is considering acquiring the Exchange Notes with the assets of a Plan must consider whether the acquisition and holding of the Exchange Notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the Exchange Notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption, or PTCE, 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the Exchange Notes. Under Section 4975 of the Code, excise taxes are imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such) and such transactions may have to be rescinded.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (each, a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d)

of the Code (each, a “Church Plan”) and a plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (each, a “non-U.S. Plan”) are not subject to Title I of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. Plan is not subject to Title I of ERISA or Section 4975 of the Code, it may be subject to other United States federal, state or local laws or non-U.S. laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. Plan should consider whether investing in the Exchange Notes satisfies the requirements, if any, under any applicable Similar Law.

The Exchange Notes may be acquired by a Plan, a Governmental Plan, a Church Plan, a non-U.S. Plan or an entity whose underlying assets include the assets of a Plan, a Governmental Plan, a Church Plan or a non-U.S. Plan, but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the Exchange Notes will be deemed to represent and warrant to us and the trustee that (1)(a) it is not (i) a Plan, (ii) a Governmental Plan, (iii) a Church Plan, (iv) a non-U.S. Plan or (v) an entity whose underlying assets include the assets of a Plan, (b) it is a Plan or an entity whose underlying assets include the assets of a Plan and the acquisition and holding of the Exchange Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan, or a non-U.S. Plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or imposes excise or penalty taxes on the acquisition or holding of the Exchange Notes; and (2) it will notify us and the trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the Exchange Notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

The Exchange Offers are not a representation by us or the Dealer Manager that an acquisition of the Exchange Notes meets any or all legal requirements applicable to investments by Plans, Governmental Plans, Church Plans, non-U.S. Plans or entities whose underlying assets include the assets of a Plan, or that such an investment is appropriate for any particular Plan, Governmental Plan, Church Plan, non-U.S. Plan or entity whose underlying assets include the assets of a Plan.

PLAN OF DISTRIBUTION

Any broker-dealer that holds Original Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Original Notes acquired directly from us) and that will be a beneficial owner (as defined in Rule 13d-3 under the Securities Act) of Exchange Notes to be received by such broker-dealer in the Exchange Offers, may exchange such Original Notes pursuant to the Exchange Offers. Any such broker-dealer, however, may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of Exchange Notes received by such broker-dealer in the Exchange Offers. Such prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the Exchange Offers and any broker-dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offers, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Original Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Exchange Notes will be passed upon for us by Jones Day.

EXPERTS

The consolidated financial statements and the financial statement schedule of ConAgra Foods, Inc. and its subsidiaries for each of the years in the three-year period ended May 26, 2013 and management’s annual report on internal control over financial reporting as of May 26, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP on the effectiveness of ConAgra Foods, Inc.’s internal control over financial reporting as of May 26, 2013, contains an explanatory paragraph that states that the Company acquired Ralcorp Holdings, Inc. in fiscal 2013 and that management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting associated with total assets of $8.18 billion and total net sales of $1.25 billion included in the consolidated financial statements of the Company as of and for the year ended May 26, 2013. KPMG LLP’s audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Ralcorp.

The audited historical financial statements of Ralcorp Holdings, Inc. and management’s assessment of the effectiveness of internal control over financial reporting included in Exhibit 99.1 of ConAgra Foods, Inc.’s Current Report on Form 8-K dated January 3, 2013 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting and also contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Pastificio Annoni S.p.A., Petri Baking Products, Inc., and Gelit S.r.l. businesses acquired as of September 30, 2012) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.